Exhibit 99.1

Press Release

AerCap Holdings N.V. Announces First Quarter 2008 Transactions

AMSTERDAM, Netherlands, April 24, 2008 /PRNewswire-FirstCall via COMTEX News Network/ — AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the first quarter 2008:

•                                          Signed new lease agreements for 23 aircraft,

•                                          Delivered seven aircraft and ten engines under lease agreements,

•                                          Purchased 19 aircraft,

•                                          Sold eight aircraft, and

•                                          Disassembled three older aircraft.

In addition to transactions closed in the first quarter 2008, AerCap closed two financing transactions during April 2008 which increased available funding by $338 million. These debt facilities will be used for the financing of pre-delivery payments on new A320 family aircraft and A330 aircraft on order from Airbus. With the pre-delivery debt facility for the A320 aircraft, AerVenture, AerCap’s joint venture with Load Air and Al Fawares of Kuwait, has now secured pre-delivery payment debt facilities for all remaining A320 aircraft on order.

AerCap’s CEO Klaus Heinemann commented: “Our first quarter leasing and trading activities are evidence of the overall robust state of the global aviation industry with regard to future demand for state of the art, fuel-efficient aircraft. While the developments in the US aviation market remain a concern, the vast majority of our assets are on lease to operators in Europe, Middle East, Asia Pacific and Latin America.”

Lease Activities: Contracts Signed for 23 Aircraft and Ten Engines - Letters of Intent Signed for 16 Aircraft

New Lease Agreements

The 23 new lease agreements for aircraft signed in the first quarter for future delivery to the operator included:

•                                          Ten new Airbus A330s for Aeroflot (Russia),

•                                          Three new Airbus A319s for Mexicana (Mexico),

•                                          Two new Airbus A319s for Royal Jordanian (Jordan),

•                                          One new A330 for Asiana (South Korea),

•                                          One new A320 for Nouvelair (Tunisia),

•                                          Three Airbus A320s for Batavia (Indonesia),

•                                          Two Boeing 737-300s for Garuda (Indonesia), and

•                                          One Airbus A320 for Pacific Airlines (Vietnam).

AerCap added one new airline to its customer base in the first quarter of 2008 (Royal Jordanian).

The average term of the 17 aircraft lease agreements for new aircraft signed during the first quarter was 112 months. The average term of the six used aircraft lease agreements was 72 months. During the first quarter, AerCap also executed letters of intent (signed and deposit paid by lessee) for 16 aircraft leases with an average lease term of 121 months for new aircraft (11 aircraft) and 68 months for used aircraft (five aircraft).

All ten engine lease agreements signed in the first quarter were for CFM-56 engines.

Deliveries

The seven aircraft deliveries in the first quarter under previously contracted lease agreements included:

•                                          Two new Airbus A320s for Aegean Airlines (Greece),

•                                          Two new Airbus A319s for Skybus Airlines (United States),

•                                          Two Airbus A320s for Aerolineas Argentinas (Argentina), and

•                                          One Airbus A321 for Asiana Airlines (South Korea).

With regard to Skybus, the US low-cost carrier that ceased operations on April 5, 2008, Heinemann said: “We are optimistic that we will be able to sign lease agreements with other operators for these aircraft within the second quarter since the demand for state-of-the-art, fuel-efficient Airbus A319s remains stable.”

Purchase Activities: 19 Aircraft in First Quarter 2008

During the first quarter 2008, AerCap added 19 aircraft to its owned portfolio:

•                                          Five Airbus A320s including two new aircraft deliveries from Airbus,

•                                          Two new Airbus A319 deliveries from Airbus,

•                                          Four Boeing 737-300s,

•                                          Four MD82s, and

•                                          Four MD83s.

Of these, two Boeing 737-300s and one older Airbus A320 were disassembled for part-out by AeroTurbine. The MD aircraft were acquired for leasing and eventual disassembly at AeroTurbine.

In addition to the completed purchase activities above, AerCap signed a letter of intent during the first quarter 2008 for the purchase of a 21 aircraft portfolio. This portfolio will be purchased through a 50/50 joint venture and is expected to be completed before the end of 2008.

Sales Activities: Sale of Eight Aircraft in the First Quarter 2008

The eight aircraft sales transactions closed in the first quarter 2008 from AerCap’s owned portfolio included:

•                                          One Fokker 100,

•                                          One DC8,

•                                          One MD82,

•                                          One Boeing 737-300,

•                                          One Airbus A330, and

•                                          Three Airbus A320s.

The average age of owned aircraft sold during the quarter was 20 years.

In addition to the completed sales activity above, AerCap signed letters of intent during the first quarter 2008 for the sale of one MD82 one Fokker 100, and four Airbus A320s from its owned portfolio.

	First Quarter 2008
Transaction Overview	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	20	3	23
Aircraft (LOI’s)	15	1	16
Engines (Contracts)	10		10
Deliveries
Aircraft	7		7
Engines	10		10
Purchases
Aircraft (Aircraft delivered in Q1)	19		19
Aircraft (LOI’s)	21		21
Sales
Aircraft (Aircraft delivered in Q1)	8		8
Aircraft (Contracts signed in Q1)	1		1
Aircraft (LOI’s)	6		6

In addition to the activity in first quarter 2008 and excluding deliveries of new aircraft and engines under forward order agreements, AerCap currently has signed purchase agreements for delivery of two used aircraft and a signed sales agreement for the delivery of one managed aircraft in the remaining months of 2008 which were contracted prior to first quarter 2008.

Portfolio Summary

As of March 31, 2008, AerCap’s portfolio consisted of 320 aircraft and 71 engines that were either owned, on order, under contract or letter of intent, or managed.

Key Agreements

During April 2008, AerCap increased its available funding by $338 million to a total of $2.2 billion.

On April 18, 2008, AerVenture closed a $269.2 million facility with HSH Nordbank AG to finance the pre-delivery payments for 37 new A320 family aircraft under forward order from Airbus, scheduled for delivery between November 2009 and May 2011. The funding requirements for all remaining pre- delivery payments of AerVenture have been met with this transaction.

On April 17, 2008, AerCap increased its pre-delivery payment funding facility by $68.4 million. This facility was arranged by Citi and is to be used to finance the pre-delivery payments relating to A330 aircraft under forward order with Airbus, scheduled for delivery between January and April 2010.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

AerCap Holdings N.V. intends to report its transactions on a quarterly basis going forward.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:                                      Frauke Oberdieck
Tel. +3 1 20 655 9616
foberdieck@aercap.com

For Investors:                     Peter Wortel
Tel. +31 20 655 9658
pwortel@aercap.com

SOURCE AerCap Holdings N.V.